UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis to sell stake in consumer healthcare joint venture to GSK for USD13.0 billion to focus on strategic priorities

•	Price reflects an attractive value to Novartis

•	Proceeds to be used according to capital allocation priorities, including bolt-on acquisitions

•	Sale of JV in a non-core segment in best long-term interests of Novartis shareholders

•	Completion expected in Q2 2018, subject to necessary approvals

Basel, March 27, 2018 — Novartis announced today that it has entered into an agreement with GlaxoSmithKline plc (GSK) to divest its 36.5 percent stake in its consumer healthcare joint venture (JV) to GSK for USD13.0 billion. The sale will enable Novartis to further focus on the development and growth of its core businesses.

Vas Narasimhan, CEO of Novartis, said: “While our consumer healthcare joint venture with GSK is progressing well, the time is right for Novartis to divest a non-core asset at an attractive price. This will strengthen our ability to allocate capital to grow our core businesses, drive shareholder returns, and execute value creating bolt-on acquisitions as we continue to build the leading medicines company, powered by digital and data.”

The joint venture was formed in 2015 as part of Novartis’ portfolio transformation, which comprised a three-part inter-conditional transaction with GSK, including the combination of the Novartis Over-the-Counter (OTC) business with the GSK consumer healthcare business into the existing JV.

The consumer healthcare JV investment is accounted for in Novartis’ financial reporting using the equity method of accounting, whereby the Company’s share of the net income is reported as income from associated companies.

Deal terms

GSK has agreed to pay a cash consideration of USD13.0 billion for Novartis’ stake in the consumer healthcare joint venture.

The valuation, which was agreed by both parties, reflects the significant value created by the JV under the guidance of the joint JV Board and management team.

Four of the 11 directors of the joint JV Board are appointed by Novartis. They will step down in connection with the completion of the transaction.

The transaction is subject to GSK shareholder approval. Proceeds in cash are expected to be received once all closing conditions are fulfilled.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “to sell,” “to focus,” “strategic,” “priorities,” “to be used,” “long-term interests,” “expected,” “will,” “to further focus,” “continue to,” “subject to,” or similar expressions, or by express or implied discussions regarding the potential completion of the announced transaction with GSK; or regarding any potential strategic benefits, synergies or opportunities as a result of the announced transaction; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed transaction will be completed in the expected form or within the expected time frame or at all. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the transaction. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: an unexpected failure by GSK to obtain the necessary approval of its shareholders to complete the transaction, or unexpected delays in obtaining such approval; the potential that the strategic benefits, synergies or opportunities expected from the transaction may not be realized or may take longer to realize than expected, including the potential inability to successfully acquire assets with the funds obtained from the transaction; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally; the inherent uncertainties involved in predicting shareholder returns; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20- F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2017, the Group achieved net sales of USD 49.1 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 122,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: March 27, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting